UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Benson Hill, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

082490103
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Star Peak Sponsor II LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 166,687(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 166,687(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 166,687
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.08%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) Represents (i) 100,626 shares of Common Stock and (ii) 66,061 shares of Common Stock issuable in respect of private placement warrants to acquire shares of Common Stock upon payment of $11.50 per share (“Private Placement Warrants”).

(2) Calculated based on (i) 206,463,457 shares of Common Stock outstanding as of November 10, 2022 as reported on the Issuer’s Form 10-Q, filed on November 14, 2022, and (ii) 66,061 shares of Common Stock issuable in connection with the Private Placement Warrants.

1.	Names of Reporting Persons Michael C. Morgan
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 300,000(1)
	6.	Shared Voting Power 166,687(2)
	7.	Sole Dispositive Power 300,000(1)
	8.	Shared Dispositive Power 166,687(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 466,687
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.23%(3)
12.	Type of Reporting Person (See Instructions) IN

(1) Represents 300,000 shares of Common Stock acquired by entities controlled by the Reporting Person pursuant to the private placement that closed simultaneous with the initial business combination (“PIPE Shares”).

(2) Represents (i) 100,626 shares of Common Stock and (ii) 66,061 Private Placement Warrants.

(3) Calculated based on (i) 206,463,457 shares of Common Stock outstanding as of November 10, 2022 as reported on the Issuer’s Form 10-Q, filed on November 14, 2022, and (ii) 66,061 shares of Common Stock issuable in connection with the Private Placement Warrants.

1.	Names of Reporting Persons Eric Scheyer
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 166,687(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 166,687(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 166,687
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.08%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Represents (i) 100,626 shares of Common Stock and (ii) 66,061 Private Placement Warrants.

(2) Calculated based on (i) 206,463,457 shares of Common Stock outstanding as of November 10, 2022 as reported on the Issuer’s Form 10-Q, filed on November 14, 2022, and (ii) 66,061 shares of Common Stock issuable in connection with the Private Placement Warrants.

1.	Names of Reporting Persons Alec Litowitz
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 530,000(1)
	6.	Shared Voting Power 166,687(2)
	7.	Sole Dispositive Power 530,000(1)
	8.	Shared Dispositive Power 166,687(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 696,687
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.34%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Represents 530,000 PIPE Shares.

(2) Represents (i) 100,626 shares of Common Stock and (ii) 66,061 Private Placement Warrants.

(3) Calculated based on (i) 206,463,457 shares of Common Stock outstanding as of November 10, 2022 as reported on the Issuer’s Form 10-Q, filed on November 14, 2022, and (ii) 66,061 shares of Common Stock issuable in connection with the Private Placement Warrants.

Item 1(a).	Name of Issuer:

Benson Hill, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1001 N. Warson Rd., St. Louis, MO 63132

Item 2(a).	Names of Persons Filing:

This statement is filed by the entities and persons listed below, each of whom is referred to herein as a “Reporting Person” and together as the “Reporting Persons”:

(i)	Star Peak Sponsor II LLC
(ii)	Michael C. Morgan
(iii)	Eric Scheyer
(iv)	Alec Litowitz

Item 2(b).	Address of the Principal Business Office or, if None, Residence:

1603 Orrington Avenue, 13th Floor, Evanston, IL 60201

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

082490103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership.

(a)            Amount beneficially owned:

See response to Item 9 on each cover page.

(b)            Percent of Class:

See response to Item 11 on each cover page.

(c)            Number of shares as to which the Reporting Person has:

(i)             Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)            Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)          Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)           Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

The Sponsor is the record holder of 100,626 shares of Common Stock and warrants to acquire 66,061 shares of Common Stock. Star Peak 19, LLC, Star Peak L LLC and Star Peak M LLC are the managing members of the Sponsor. Eric Scheyer is the sole member of and controls Star Peak 19 LLC; Alec Litowitz is the sole member of and controls Star Peak L LLC; and Michael C. Morgan is the sole member of and controls Star Peak M LLC (each, a “Sponsor Controlling Entity”). The unanimous consent of each Sponsor Controlling Entity is required to make voting and dispositive decisions with respect to the securities held by the Sponsor. Accordingly, each of Messrs. Scheyer, Litowitz and Morgan may be deemed to have or share beneficial ownership of the securities held directly by the Sponsor. In addition, entities controlled by Michael C. Morgan directly hold 300,000 shares of Common Stock for which he may be deemed to have beneficial ownership, and entities controlled by Alec Litowitz directly hold 530,000 shares of Common Stock for which he may be deemed to have beneficial ownership. This Statement shall not be construed as an admission that the Sponsor, the Sponsor Controlling Entities and Messrs. Scheyer, Litowitz and Morgan are, for purposes of Section 13(d) or 13(g), a “group” or that any of the foregoing is the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

Star Peak Sponsor II LLC

By:	/s/ Eric Scheyer
Name: Eric Scheyer
Title: Authorized Signatory

By:	/s/ Eric Scheyer
Eric Scheyer, Individually

By:	/s/ Alec Litowitz
Alec Litowitz, Individually

By:	/s/ Michael C. Morgan
Michael C. Morgan, Individually

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 10, 2022 (incorporated by reference to Exhibit A to the Reporting Persons’ Schedule 13G filed with the SEC on February 10, 2022)